Gibson, Dunn & Crutcher LLP

200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com

Client: 20589-00001

May 10, 2013

Via EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	CommonWealth REIT (“CommonWealth”)

Definitive Additional Solicitation Materials on Schedule 14A

Filed on April 18, 2013 by Corvex Management LP, Mr. Keith A. Meister,

Related Fund Management, LLC, et al.

File No. 001-09317

Dear Mr. Orlic:

On behalf of our clients, Corvex Management LP (“Corvex”) and Related Fund Management, LLC (“Related” and, together with Corvex, the “Proposing Shareholders”), set forth below are the Proposing Shareholders’ responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the comment letter, dated May 6, 2013 (the “Comment Letter”), with respect to the above referenced Definitive Additional Solicitation Materials on Schedule 14A, which included a presentation to CommonWealth shareholders (the “Presentation”).

History of Underperformance, page 17

1.	Your response does not demonstrate how you calculated a “stabilized NOI” of $547 million, but rather describes your diligence process in arriving at that number. Please advise, with a view towards revised disclosure, how you calculated this number.

Response:

On behalf of the Proposing Shareholders, we respectfully advise the Staff on a supplemental basis that the estimate of stabilized net operating income (“NOI”) for CommonWealth was calculated on an asset-by-asset basis and is based on information contained in CommonWealth’s public filings as well as informed assumptions applying market level knowledge. Asset level square footage, as reported in CommonWealth’s

May 10, 2013

filings, served as the basis for the NOI calculation. Asset level assumptions were then formulated for rental income per square foot (“PSF”), recoveries PSF, operating expenses PSF and stabilized occupancy. The Proposing Shareholders relied upon advice from professionals in the respective markets and submarkets when formulating these assumptions, including through conversations with brokers and owner operators who were familiar with the assets and markets. While some properties are assumed to be fully stabilized today, the Proposing Shareholders estimate that all properties will be stabilized within 24 months.

Rental income was calculated by multiplying the asset level square footage by the asset level assumption for rental income PSF. This revenue was then adjusted by any vacancy percentage assumed on an ongoing, stabilized basis. Recoveries and operating expenses were similarly calculated by multiplying the asset square footage by the asset level PSF assumption. Rental income, plus recoveries, less operating expenses resulted in the stabilized NOI for the asset. This same methodology was utilized to calculate a stabilized NOI for all assets in the portfolio. Asset level NOI amounts were then aggregated to arrive at the $547 million stabilized NOI estimate for the portfolio.

If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo

Eduardo Gallardo

cc:	James Moloney

Gibson, Dunn & Crutcher LLP

Keith Meister

Corvex Management LP

Richard O’Toole

Related Fund Management, LLC